SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

May 22, 2020

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

Building 5, Croxley Park,
Hatters Lane, Watford, Hertfordshire, WD18 8YE,
England

(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SMITH & NEPHEW PLC

22 May 2020

NOTIFICATION AND PUBLIC DISCLOSURE IN ACCORDANCE WITH THE REQUIREMENTS OF THE EU MARKET ABUSE REGULATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ("PDMR") AND PERSONS CLOSELY ASSOCIATED WITH THEM.

On 21 May 2020 the following awards of US$0.20 ordinary shares (the "Shares") in Smith & Nephew plc (the "Company") were granted under the Smith & Nephew Global Share Plan 2020. The Awards have been made in London and are based on the closing Share price on the London Stock Exchange on 20 May 2020 of £16.6150.

1.       PERFORMANCE SHARE AWARDS GRANTED UNDER THE SMITH & NEPHEW GLOBAL SHARE PLAN 2020

There are performance conditions attached to the vesting of performance share awards. These awards will vest on or before 21 May 2023, subject to the achievement of the performance conditions which are measured from 1 January 2020 to 31 December 2022. The number of shares subject to the above awards are shown at target vesting. Should maximum vesting be achieved, participants will receive 2x the number of shares shown below. Participants will receive an additional number of shares equivalent to the amount of dividend payable per vested share during the relevant performance period.

The following relates to all individuals included in this section:

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc Ordinary Shares of USD 0.20 each
Identification code	ISIN: GB0009223206
Nature of the transaction	Performance Share Awards granted at target on 21 May 2020 under the Smith & Nephew Global Share Plan 2020.
Date of Transaction	2020 - 05 -- 21
Place of Transaction	London Stock Exchange (XLON)

Name	Director / PDMR	Price (£)	Volume	Aggregated information
Bradley Cannon	PDMR	16.6150	14,812	N/A Single Transaction
Phil Cowdy	PDMR	16.6150	9,930	N/A Single Transaction
Roland Diggelmann	Chief Executive Officer	16.6150	96,536	N/A Single Transaction
Myra Eskes	PDMR	16.6150	14,696	N/A Single Transaction
Simon Fraser	PDMR	16.6150	12,814	N/A Single Transaction
Mark Gladwell	PDMR	16.6150	13,241	N/A Single Transaction
Melissa Guerdan	PDMR	16.6150	12,226	N/A Single Transaction
Skip Kiil	PDMR	16.6150	18,345	N/A Single Transaction
Elga Lohler	PDMR	16.6150	13,236	N/A Single Transaction
Ian Melling	PDMR	16.6150	4,867	N/A Single Transaction
Catheryn O'Rourke	PDMR	16.6150	12,868	N/A Single Transaction
Vasant Padmanabhan	PDMR	16.6150	12,819	N/A Single Transaction
Susan Swabey	PDMR	16.6150	4,413	N/A Single Transaction

2.       PHIL COWDY - SALE OF ORDINARY SHARES

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc Ordinary Shares of USD 0.20 each
Identification code	ISIN: GB0009223206
Nature of the transaction	Sale of ordinary shares.
Date of Transaction	2020 - 05 -- 20
Place of Transaction	London Stock Exchange (XLON)

Name	Director / PDMR	Price (£)	Volume	Aggregated information	Total Share Holding following the transaction *	Total Share Holding as a % of the Company's ISC following the transaction *
Phil Cowdy	PDMR	16.261706	4,750	N/A Single Transaction	31,048.19816	0.00351%

* including those held by Persons Closely Associated with the Director/PDMR. All figures in these columns are stated to 5 decimal places where applicable.

3.       CONDITIONAL SHARE AWARDS GRANTED UNDER THE SMITH & NEPHEW GLOBAL SHARE PLAN 2020

The award will vest on the 30 June 2021 subject to continued achievement of objectives and employment.

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc Ordinary Shares of USD 0.20 each
Identification code	ISIN: GB0009223206
Nature of the transaction	Conditional Share Award granted on 21 May 2020 under the Smith & Nephew Global Share Plan 2020.
Date of Transaction	2020 - 05 -- 21
Place of Transaction	London Stock Exchange (XLON)

Name	Director / PDMR	Price (£)	Volume	Aggregated information
Ian Melling	PDMR	16.6150	13,120	N/A Single Transaction

Vickie Reuben
Deputy Company Secretary
Smith & Nephew plc

Tel:  +44 (0)1923 477410

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: May 22, 2020

By: /s/ Susan Swabey
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                                                                                                                              Susan Swabey
                                                                                                                      Company Secretary